Filed pursuant to Rule 433

Registration No. 333-294020

Registration No. 333-294017-01

Registration No. 333-294017-02

March 17, 2026

Emera US Finance, LLC

6.650% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056

6.850% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056

The information in this pricing term sheet relates to the offering by Emera US Finance, LLC of its Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 and Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (together, the “Offering”) and should be read together with the preliminary prospectus supplement dated March 17, 2026 relating to the Offering (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and the related base prospectus dated March 4, 2026, included in the Registration Statement Nos. 333-294020, 333-294017-01 and 333-294017-02. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement.

Issuer:	Emera US Finance, LLC (the “Issuer”)

Guarantors:	Emera Incorporated (“Emera”) and Emera US Holdings Inc. (together, with Emera, the “Guarantors”)

Legal Format:	SEC registered

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1 (Negative) / BB+ (Stable) / BB+ (Stable)

Security:

6.650% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Series A Notes”)

6.850% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Series B Notes”, and together with the Series A Notes, the “Notes”)

Principal Amount:	Series A Notes: U.S. $375,000,000 Series B Notes: U.S. $375,000,000

Offering Price:	Series A Notes: 100% of the principal amount Series B Notes: 100% of the principal amount

Interest Rate:	Series A Notes: The Series A Notes will bear interest (i) from and including March 23, 2026 to but excluding October 1, 2031 (the “Series A First Reset Date”), at the rate of 6.650% per annum and (ii) from and including the Series A First Reset Date, during each Series A Reset Period (as defined in the Preliminary Prospectus), at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Series A Reset Interest Determination Date (as defined in the Preliminary Prospectus), plus a spread of 2.866% to be reset on each Series A Reset Date (as defined in the Preliminary Prospectus); provided, that the interest rate during any Reset Period will not reset below 6.650% (which equals the initial interest rate on the Series A Notes).

Series B Notes: The Series B Notes will bear interest (i) from and including March 23, 2026 to but excluding October 1, 2036 (the “Series B First Reset Date”), at the rate of 6.850% per annum and (ii) from and including the Series B First Reset Date, during each Series B Reset Period (as defined in the Preliminary Prospectus), at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Series B Reset Interest Determination Date (as defined in the Preliminary Prospectus), plus a spread of 2.648% to be reset on each Series B Reset Date (as defined in the Preliminary Prospectus); provided, that the interest rate during any Reset Period will not reset below 6.850% (which equals the initial interest rate on the Series B Notes).

For the definitions of the terms “Series A Reset Period,” “Series B Reset Period,” “Series A Reset Interest Determination Date,” “Series B Reset Interest Determination Date,” “Series A Reset Date,” “Series B Reset Date” and “Five-year U.S. Treasury Rate,” and for other important information concerning the calculation of interest on the Notes, see “Description of the Notes—Interest Rate and Maturity” in the Preliminary Prospectus.

Interest Payment Dates:

Series A Notes: April 1 and October 1 of each year, beginning October 1, 2026

Series B Notes: April 1 and October 1 of each year, beginning October 1, 2026

(subject to the Issuer’s right to defer interest payments as described under “Optional Interest Deferral” below)

Optional Interest Deferral:	So long as no Event of Default (as defined in the Preliminary Prospectus) with respect to the Notes of a series has occurred and is continuing, the Issuer may, at its option, defer interest payments on the Notes of such series, from time to time, for one or more deferral periods of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes of such series or end on a day other than the day immediately preceding an interest payment date. No interest will be due or payable on such Notes during any such Optional Deferral Period unless the Issuer elects, at its option, to redeem Notes of the applicable series during such Optional Deferral Period, in which case accrued and unpaid interest to but excluding the redemption date will be due and payable on such redemption date only on the applicable series of Notes being redeemed, or unless the principal of and interest on the applicable Notes shall have been declared due and payable as the result of an Event of Default with respect to the applicable series of Notes, in which case all accrued and unpaid interest on the Notes of the applicable series shall become due and payable. The Issuer may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of a given series of Notes) and to shorten the length of any Optional Deferral Period. The Issuer cannot begin a new Optional Deferral Period until the Issuer or the Guarantors have paid all accrued and unpaid interest on the Notes of the applicable series from any previous Optional Deferral Period. During any Optional Deferral Period, interest on the Notes of the applicable series will continue to accrue at the then applicable interest rate on the Notes of such series (as reset from time to time on any Series A Reset Date or Series B Reset Date, as applicable, occurring during such Optional Deferral Period in accordance with the terms of such series of Notes). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Notes of such series

(as reset from time to time on any Series A Reset Date or Series B Reset Date, as applicable, occurring during such Optional Deferral Period in accordance with the terms of the Notes of such series), compounded semi-annually, to the extent permitted by applicable law.

For additional information and the definitions of the terms “Event of Default,” “Optional Deferral Period” and “Interest Payment Period,” see “Description of the Notes—Events of Default” and “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus.

Maturity Date:	Series A Notes: October 1, 2056 Series B Notes: October 1, 2056

Optional Redemption Terms:

At its option, the Issuer may redeem some or all of the Notes of either series, as applicable, before their maturity, as follows:

•

in whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the Series A First Reset Date or Series B First Reset Date, as applicable, and ending on and including the Series A First Reset Date or Series B First Reset Date, as applicable, and (ii) after the Series A First Reset Date or Series B First Reset Date, as applicable, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the Notes of the applicable series being redeemed, plus, subject to the terms described in the first paragraph under “Description of the Notes— Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus, accrued and unpaid interest on the Notes of such series to be redeemed to but excluding the redemption date;

•

in whole but not in part, at any time following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus) at a redemption price in cash equal to 100% of the principal amount of the Notes of the applicable series, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus, accrued and unpaid interest on the Notes of such series to but excluding the redemption date; and

•

in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus) at a redemption price in cash equal to 102% of the principal amount of the Notes of the applicable series, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus, accrued and unpaid interest on the Notes of such series to but excluding the redemption date.

For additional information and the definitions of the terms “Tax Event” and “Rating Agency Event,” see “Description of the Notes—Redemption” in the Preliminary Prospectus.

CUSIP / ISIN:	Series A Notes: 29103HAA5 / US29103HAA59 Series B Notes: 29103HAB3 / US29103HAB33

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Pricing Date:	March 17, 2026

Expected Settlement Date:	March 23, 2026 (T+4)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers	BMO Capital Markets Corp. BofA Securities, Inc. CIBC World Markets Corp. TD Securities (USA) LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made against payment therefor on or about March 23, 2026, which will be the fourth business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Issuer and the Guarantors have filed a joint registration statement on Forms F-3 / F-10 (including a prospectus) and a preliminary prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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